PEOPLE’S LIBERATION INC.

November 10, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:	People’s Liberation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-16075

Ladies and Gentlemen:

People’s Liberation, Inc. (the “Company”) hereby provides the following responses in reply to the Staff’s comment letter, dated October 28, 2011 (the “Comment Letter”).  Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11 - Note Payable to Related Parties and Asset Purchase Agreement, page 54

1.
We note your disclosure that you entered into an asset purchase agreement, on August 13, 2010, with New Media Retail Concepts, LLC, an entity owned by a significant beneficial owner of your common stock, and ECA Holdings II, LLC, an entity affiliated with your Chief Executive Officer’s brother, whereby you received $750,000 in exchange for selling 50% of the net proceeds that may be received as a result of the on-going litigation with Charlotte Russe.  Please provide us with, and confirm in future filings you will disclose, the following:

•	the business purpose of this asset purchase agreement;

•	how you determined the $750,000 purchase price and how this price relates to both your best estimate of the outcome of this litigation and the range of potential outcomes at that time;

•	a timeline of how the settlement amount was determined from June 2010 to February 2011, including when ranges of possible settlement amounts were known;

Securities and Exchange Commission
November 10, 2011

•	the impact, if any, that the compensatory damages of $59M that you were seeking in this litigation as disclosed in your September 30, 2010 Form 10-K had on your determination of this purchase price;

•
the total amount awarded in this settlement, as well as, separate disclosure of the amount of the total award that was ultimately sold through this asset purchase agreement (i.e. New Media and ECA received approximately $3.5 million for the $750,000 purchase of the rights to the settlement), and;

•	why consent of New Media and ECA was required for any non-cash settlement of such claim as noted in Section 9.2 of the Asset Purchase Agreement (Exhibit 10.24).

The Company entered into the asset purchase agreement to raise cash to fund a short fall in the Company’s operating cash flow.  As a result of Charlotte Russe’s breach of its agreement with the Company, the Company experienced a significant decrease in net sales of People’s Liberation® branded apparel and cash flows from operations, while incurring significant legal and other expenses related to the litigation.  The Company had received in the first year of its contract with Charlotte Russe, approximately $5.5 million in proceeds from its sales to Charlotte Russe through December 31, 2009, and was relying upon future sales to Charlotte Russe to help fund its accounts receivable and inventory and operating losses.  Upon Charlotte Russe’s purported termination of the contract, no further funds were received from Charlotte Russe and the Company was forced to bridge its cash flow deficit through other means.

The Company had $2.6 million in cash at December 31, 2009 and a positive working capital of $2.3 million.  At March 31, 2010, the Company’s cash declined to $1.1 million and its working capital declined to $570,000.  At June 30, 2010, the Company’s cash was $1.0 million and its working capital declined to $1,000.  By September 30, 2010, after receipt in August 2010 of the $1.5 million from the asset purchase agreement and related promissory note referenced in the Staff’s comment #2 below, the Company had $300,000 in cash and a working capital deficit of $(252,000).  The Company’s operations used $2.9 million of cash during the nine months ended September 30, 2010.  The Company was also negatively impacted by the impairment of $588,000 of Charlotte Russe receivables and inventory held on behalf of Charlotte Russe.  The weakening of the Company’s balance sheet throughout the first nine months of 2010 was a significant factor in the Company’s decision to enter into the asset purchase agreement and promissory note.

The Company was in need of additional financing beyond the availability of its traditional factoring agreements.  In addition, the Company received a 60-day notice of termination from its existing factor in July 2010.  Upon receipt of the notice of termination from its factor, availability under the Company’s inventory advance lines was eliminated.  Prior to entering into the promissory note and asset purchase agreement, the Company evaluated other traditional and alternative financing opportunities as follows:

Securities and Exchange Commission
November 10, 2011

o	Requested additional availability from existing factor, including increased advance rates, an over-advance, term loan or purchase order financing;

o	Held meetings and discussions with new factors, including two prominent factors in the apparel industry;

o	Held meetings and discussions regarding proposed term sheet to sell the assets of one of the Company’s subsidiaries;

o	Negotiated multiply deal structures with ECA, Mobility Special Situations I, LLC (“Mobility”) and New Media; and

o	Discussed term loan with existing bank.

The Company was unable to negotiate terms for a loan with its existing factor, new factors or other potential lenders that were more favorable than those terms received in the asset purchase agreement and promissory note entered into with ECA, New Media and Mobility.  Both ECA and Mobility are entities that are in the business of lending to other companies. These companies have investment committees that evaluate potential transactions.

Prior to entering into the asset purchase agreement and promissory note, the Company also negotiated a contingent fee arrangement with its litigation counsel, as it could not continue to pay the substantial fees being incurred in the case.  After evaluating various financing opportunities, it was determined that entering into the asset purchase agreement and the promissory note were the most beneficial to the Company.  As a result, it was determined that the asset purchase agreement was entered into at fair value.  It was also determined that the intent of both parties was to enter into an arms-length transaction that did not provide additional benefit to the related parties.

In August 2010, when the Company entered into the asset purchase agreement and related promissory note, a trial date had been set for the Charlotte Russe litigation of January 2011.  Litigation counsel, however, was unable to determine if the Company would prevail at trial, the amount of damages the Company would be awarded if it did prevail at trial, or if and when the Company would receive any awarded damages given the possibility of appeal.  Consequently, despite the Company’s views on the strength of its case against Charlotte Russe, the outcome of litigation is always extremely difficult to predict, and in August 2010 there was great uncertainty as to the amount and timing of receipt of any damages the Company would recover in the litigation.

Approximately four months before trial, at a court-mandated mediation, Charlotte Russe had advised that it was not interested in settling the case if it involved the payment of any amount to the Company.  Meaningful settlement negotiations with Charlotte Russe did not commence until mid-January 2011.  Prior to this date, the parties were preparing for trial, with substantial discovery occurring up through the settlement date.  Charlotte Russe’s initial settlement proposal was substantially below the amount ultimately agreed upon, which final amount was fixed approximately one-week after Charlotte Russe’s initial settlement proposal.  The litigation was ultimately settled on February 3, 2011 for an undisclosed sum.

Securities and Exchange Commission
November 10, 2011

The $59 million of compensatory damages that the Company was seeking in the litigation did not have a significant impact in the determination of the purchase price of the asset purchase agreement.  At the time the Company entered into the asset purchase agreement, legal counsel was unable to determine if the Company would prevail or, if in the event the Company did prevail, what the range of potential settlement could be.  The $59 million claim was based on the maximum purchase commitment agreed to by Charlotte Russe in the parties’ contract, and was based on the Company’s assertion that Charlotte Russe’s damages should be equal to its total gross purchase commitment for the maximum possible term of the agreement, and not some lesser amount such as the Company’s gross profit from lost sales.  While the Company asserted this theory of damages in good faith throughout the litigation, New Media and ECA had considerable doubt as to whether the Company would prevail on its theory of damages.

In its settlement agreement with Charlotte Russe, the Company agreed to maintain in confidence the terms of the settlement agreement, including the settlement amount.  The Company has reported that it received $3.5 million in the settlement, after the distribution of amounts owed under the terms of the asset purchase agreement and the payment of legal fees and expenses.  The Company also received $750,000 in the third quarter of 2010 as consideration for entering into the asset purchase agreement with New Media and ECA, for total proceeds of $4.3 million.  New Media and ECA were entitled to receive 50% of the net proceeds received in the litigation.  The total amount paid to New Media and ECA was $2.9 million.  The Company’s litigation counsel received the balance of the settlement amount paid by Charlotte Russe pursuant to its contingency fee agreement with the Company.

As part of the negotiations of the asset purchase agreement, New Media and ECA insisted upon a provision requiring their consent to any non-cash settlement of the litigation.  New Media and ECA acquired their interest in the litigation as an investment, and were interested in realizing a return on that investment in cash.  Consequently, they negotiated for deal terms that would protect their investment.

We will revise the Note 11 disclosure and will include the updated disclosure in our Form 10-Q for the third quarter ended September 30, 2011 to read as follows (changes are underlined):

“Note 11 - Note Payable To Related Parties and Asset Purchase Agreement

On August 13, 2010, the Company’s subsidiary, William Rast Licensing, entered into a promissory note in the amount of $750,000 with Mobility Special Situations I, LLC (“Mobility”), an entity owned in part by Mark Dyne, the brother of the Company’s Chief Executive Officer, Colin Dyne, and New Media Retail Concepts, LLC, an entity owned by Gerard Guez, a significant beneficial owner of the Company’s common stock.  The promissory note bears interest at 8%, payable monthly in arrears, and is due February 13, 2012.  The promissory note is secured by the assets of William Rast Licensing and is guaranteed by the Company’s other entities under common control, including People’s Liberation, Inc., William Rast Sourcing, LLC, William Rast Retail, LLC, Bella Rose, LLC and Versatile Entertainment, Inc.

Securities and Exchange Commission
November 10, 2011

In connection with the promissory note discussed above, the Company also entered into an asset purchase agreement with New Media Retail Concepts, LLC and ECA Holdings II, LLC on August 13, 2010.  In exchange for $750,000 cash, the Company sold 50% of the net proceeds, after legal fees and expenses, that may be received by the Company as a result of its on-going litigation with Charlotte Russe, as further described in Note 10.  The Company was not required to repay the $750,000 cash proceeds received from the asset purchase agreement regardless of a favorable or unfavorable outcome of the Charlotte Russe litigation.  The $750,000 cash proceeds received from the asset purchase agreement were recorded as other income in the Company’s consolidated statement of operations for the year ended December 31, 2010.  New Media Retail Concepts, LLC and ECA Holdings II, LLC each received from Charlotte Russe, in respect to the interest they acquired in the litigation, $2.9 million of the settlement amount paid by Charlotte Russe pursuant to the settlement agreement entered into by all parties to the litigation on February 3, 2011.

The Company entered into the above mentioned promissory note and asset purchase agreement in order to fund a shortfall in cash flow from operations resulting from its litigation with Charlotte Russe.  The Company experienced a significant decreased in net sales and cash flows from operations of its People’s Liberation business, and also incurred significant legal and other expenses related to the litigation.  The $750,000 purchase price of the asset purchase agreement was determined to be the fair value of the transactions, which included the $750,000 promissory note, based on management’s evaluation of alternative financing arrangements and current market conditions.  At the time the Company entered into these transactions, management in consultation with legal counsel, was unable to determine if the Company would prevail or, if in the event the Company did prevail, what the range of potential settlement could be.”

2.
In connection with the above comment, please tell us about the business purpose of the promissory note in the amount of $750,000 with Mobility Special Solutions 1, LLC and New Media Retail Concepts, LLC.

The business purpose of the promissory note in the amount of $750,000 with Mobility Special Solutions 1, LLC and New Media Retail Concepts, LLC was to borrow money to fund a short fall in operating cash flow, for the reasons described above.

*  *  *  *  *

Securities and Exchange Commission
November 10, 2011

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing referred to above.  We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing.  We further acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above is responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at (213) 745-2123.

Sincerely, /s/ Colin Dyne Colin Dyne, Chief Executive Officer